 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6K

Report of Foreign Private issuer pursuant to Rule 13a-16 or 15(d)-16 under the Securities Exchange Act of 1934

For the nine months ended September, 2009

CHINA LINEN TEXTILE INDUSTRY  LTD.

 (Exact name of registrant as specified in its charter)

THE CAYMAN ISLANDS, B.W.I.	000-1336655	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Chengdong Street, Lanxi County, Heilongjiang Province, PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ��

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ��  No☒

Interim Unaudited Financial Statements.

The consolidated financial statements of China Linen Textile Industry Ltd., (the "Company" or the “Registrant), a Cayman Islands corporation, for the nine months ended September 30, 2009 and 2008, which are attached hereto as Exhibit 99.1, were prepared without audit, pursuant to rules and regulations of the Securities and Exchange Commission.  Because certain information and notes normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America were condensed or omitted pursuant to such rules and regulations, these financial statements should be read in conjunction with the audited consolidated financial statements of China Linen Textile Industry, Ltd., for the fiscal years ended December 31, 2008 and 2007, and notes thereto, included in the Company's Annual Report on Form 20-F/A for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on July 30, 2009.

Exhibits

(c)

The following exhibits are herewith filed:

99.1         Unaudited consolidated financial statements of China Linen Textile Industry, Ltd., for the nine months ended September 30, 2009 and 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA LINEN TEXTILE INDUSTRY, LTD.

By: /s/ Gao Ren

Gao Ren

Chief Executive Officer

November 15, 2009